Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June. 30,
	2008	2007	2008	2007

Computation of loss per common share:

Net loss applicable to common shares	$(1,345,041)	$(1,229,787)	$(2,092,620)	$(2,575,674)

Weighted average number of common shares	107,283,989	106,608,465	107,228,769	105,455,375

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.